082-04992

RECEIVED

2008 SEP 10 P 12:

FICE OF INTERNATI CORPORATE FINA

SUPPL

BACARDI LIMITED

08004841

PROCESSED

SEP 12 2008

THOMSON REUTERS

BACARDI LIMITED

Quarterly Report to Shareholders

Three Months Ended June 30, 2008

Report to Shareholders

Dear Shareholder:

The first quarter of Fiscal 2009 has been tempered by the challenging economic environment, particularly in the United States, and the continuing increase in energy and material costs. Despite these challenges, sales less excise taxes ("sales") for the three months ended June 30, 2008 increased by +12% (+5% excluding foreign exchange) compared to the prior year quarter due to favorable market mix for our Global Brands while volumes remained at similar levels. Selling, General and Administrative expenses ("SG&A"), which include advertising and promotion expenses, increased by +6% excluding foreign exchange primarily due to normal inflationary increases in costs and continued investment in our global IT strategy. Reported net income for the first quarter was $208 million, representing an increase of +$10 million or +5% (+2% excluding foreign exchange) compared to the prior year quarter.

Excluding the favorable impact of foreign exchange, Global Spirits Brands sales for the three months ended June 30, 2008 have increased by +$28 million or +4% primarily due to price increases and favorable market mix. This increase was led by BACARDI rum and DEWAR'S Scotch whisky. The growth in BACARDI rum was driven by price increases in key markets and strong performance of the Russian and Travel Retail markets. The increase in DEWAR'S Scotch whisky sales resulted from the strong growth of the brand during the quarter across the majority of the brand's key markets, while the growth of the DEWAR'S premium portfolio was led by China. GREY GOOSE vodka sales declined -1% reflecting lower volumes in the United States as the super-premium segment of all spirit brands in general is slowing down significantly due to the economic downturn. Consumer take away of GREY GOOSE vodka according to Nielsen is still growing at +5% although it has slowed down significantly compared to the first quarter of the prior year. All other Global Spirits Brands grew in the quarter and MARTINI vermouth experienced strong growth primarily due to the continued success of the brand in the CIS markets.

During July 2008, the Company announced a Share Buy-Back offer to purchase up to 404,255 of its common shares and Bacardi Corporation Series A preferred shares at a price per share of $470. If all shares are purchased, the aggregate purchase price will be approximately $190 million. The purpose of the offer is to create better liquidity for the Company's shareholders who may wish to sell their shares. Shareholders are not required to tender any of their shares or otherwise participate in the offer. The details of the Share Buy-Back are included in the offer document that was mailed to you. We encourage you to review it.

We were pleased to report on July 28, 2008 that the Company has entered into a stock purchase agreement with Caribbean Distillers Corporation, Limited, the parent company of The Patron Spirits Company and the ultra-premium Patron tequila brand, to acquire a significant minority interest. This transaction highlights our long term plan to seek both acquisitions and strategic investments in premium and super premium brands. The Company will continue to seek similar investments that complement our plans for long term growth.

Given the uncertainty of the economic environment in the United States, we remain focused on our goals: investing in our brands, outperforming in our markets, and leveraging our breadth and balance to deliver growth and returns, as well as funding our long term strategic investments.

Respectfully,

Facundo L. Bacardi
Chairman of the Board

Andreas Gembler
President and Chief Executive Officer

Business

Bacardi Limited (the "Company"), a privately held company headquartered in Bermuda, produces, markets and distributes a variety of internationally recognized spirits. Our brand portfolio includes various brands and labels of rum, vodka, Scotch whisky, gin, vermouth and tequila products among others, of which most of the products are sold on a global basis. The Company's Global Spirits Brands are comprised of BACARDI rum, GREY GOOSE vodka, DEWAR'S Scotch whisky, BOMBAY gin, CAZADORES tequila and ERISTOFF vodka. The Company operates in markets throughout the world with the principal markets being the United States, Mexico and all major European countries. The Company has prioritized its expansion in the emerging markets of China and other Asia Pacific markets and operates in various markets in Latin America.

Management's Discussion and Analysis

The following discussion and analysis should be read in conjunction with the 2008 Bacardi Limited Annual Report. The results of operations for the three months ended June 30, 2008 are not necessarily indicative of the results of operations expected for the full fiscal year.

First Quarter Fiscal 2009

Summary of Financial Performance

(expressed in thousands of U.S. Dollars, except percentages)	Three Months Ended June 30, 2008	Three Months Ended June 30, 2007	% Change
Sales	1,427,034	1,279,317	+12%
Sales less Excise Taxes	1,177,766	1,048,944	+12%
Gross Profit	779,565	702,852	+11%
Selling, General and Administrative Expenses	499,788	439,060	+14%
Earnings from Operations	279,777	263,792	+6%
Net Income	208,046	197,698	+5%
Gross Margin	54.6%	54.9%	
Earnings from Operations Margin	19.6%	20.6%	
Effective Tax Rate	9.9%	9.7%	
Total Debt to Total Capital (1)	37.5%	41.7%	

(1) Ratio is calculated as follows: [Total Debt = (Long-term debt + current portion) / Total Capital = (Equity + Total Debt)]

Management's Discussion and Analysis (Continued)

Volumes

(expressed in thousands of 9L cases, except percentages)	Three Months Ended June 30, 2008	2007	Volume Change %	Net Sales (Excl. FX) Change %
GLOBAL SPIRITS BRANDS				
BACARDI rum	4,840	4,872	-1%	+4%
GREY GOOSE vodka	941	989	-5%	-1%
DEWAR'S Scotch whisky	820	704	+17%	+15%
BOMBAY gin	571	556	+3%	+4%
CAZADORES tequila	107	103	+3%	+14%
ERISTOFF vodka	458	432	+6%	+13%
Total	7,737	7,656	+1%	+4%

Sales less Excise Taxes

Sales less excise taxes ("sales") increased by +12% in the first quarter of Fiscal 2009 compared to the same prior year quarter. Excluding the favorable impact of foreign exchange, sales grew by +5%.

Excluding the favorable impact of foreign exchange, sales of Global Spirits Brands grew by +4%, of which volume and price increases represented +1% and +3%, respectively. Sales of BACARDI rum increased by +4% primarily due to price increases in key markets as well as volume growth in Russia and Travel Retail, partially offset by lower volumes in the United States resulting from an introduction in our flavored range in the prior year. GREY GOOSE vodka sales declined -1% reflecting lower volumes in the United States as the super-premium segment for all spirits brands slows down significantly as a result of the current economic downturn. DEWAR'S Scotch whisky sales grew by +15% compared to the same prior year period reflecting volume growth in key markets such as the Dominican Republic, the United States, Travel Retail and Asia Pacific. Sales of BOMBAY gin grew by +4% mainly due to the success of the brand in Travel Retail segment as well as price increases in the brand's key markets, partially offset by a decline in volumes in the United States where the prior year quarter benefited from the replenishment of trade inventories following supply chain issues. CAZADORES tequila sales were +14% higher reflecting the continued expansion of the brand throughout the United States as well as its recent launch in Russia. ERISTOFF vodka sales increased by +13% due to volume and price increases in most of the brand's key markets.

MARTINI vermouth sales grew by +11% when compared to the same prior year period primarily due to volume growth in the CIS markets, which continues to experience positive development, partially offset by volume declines in some of the brand's mature markets.

Gross Profit

Gross profit margin for the quarter remained constant with the same period of last year. Increases in sales and favorable market mix more than offset the negative impact of foreign exchange and higher freight and energy related costs.

Management's Discussion and Analysis (Continued)

Selling, General and Administrative Expenses

Selling, General and Administrative expenses ("SG&A"), which include advertising and promotion expenses, increased by +$61 million or +14% compared to the prior year period. Excluding the unfavorable impact of foreign exchange, SG&A expenses increased by +$29 million or +6%, reflecting similar levels of advertising and promotional investment, additional costs related to the development of our long term IT strategy, the investment in infrastructure to support our marketing and selling efforts in key markets, and normal inflationary cost increases.

Earnings from Operations

As a result of the items described above, earnings from operations margin was 19.6% for the current year quarter compared to 20.6% in the prior year period.

Interest Expense, Other Expense and Income Taxes

Interest expense decreased by -9% compared to the same prior year period due to lower interest rates and lower average borrowings to meet working capital needs. The increase in miscellaneous expense results primarily from higher foreign exchange losses. The effective tax rate remained constant in both periods reflecting discrete tax items.

Net Income

As a result of the items described above, net income for the first quarter of Fiscal 2009 was $208 million compared to $198 million for the same prior year period.

Liquidity and Financial Condition

The cash flows generated and available borrowing facilities continue to allow the Company to meet operating needs and distribute earnings. In the opinion of management, operating cash flows are sufficient to meet expected operating and capital expenditure requirements. Cash provided from operations was $81 million in the first three months of Fiscal 2009, an increase of +$56 million as compared to prior year. The increase in cash from operations was mainly attributable to timing of prepaid advertising and promotion campaigns in the current period when compared to the same prior year period, an increase in net earnings and an increase in taxes payable. The increases were partially offset by a net decrease in accounts payable and accrued liabilities in the current period when compared to a net increase in the same balances in the same prior year period.

Cash used in investing activities increased to $78 million in the first three months of Fiscal 2009 as compared to $58 million in the same prior year period. Of the $78 million in the current period, $23 million represents net investment in fixed assets and $48 million of contingent payouts related to the Fiscal 2005 acquisition of the GREY GOOSE brand.

Cash used in financing activities in the first three months of Fiscal 2009 is primarily related to distributions to shareholders of $88 million, increased borrowings under the short-term facilities of +$44 million, and increased borrowings under the long-term facilities of +$54 million.

Management's Discussion and Analysis (Continued)

Liquidity and Financial Condition (continued)

In July 2008, the Company redeemed the Series 3 Preferred Shares for $201 million, including dividends. The Company also announced an offer to purchase up to 404,255 of its common shares and Bacardi Corporation Series A preferred shares at a price per share of $470, which represents a maximum purchase price of approximately $190 million. The Company intends to use a combination of cash on hand and available borrowings under its existing available credit facilities to fund the offer.

New Accounting Pronouncements

Fair Value Measurements and Fair Value Option for Financial Assets and Financial Liabilities

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a formal framework for measuring fair value and expands disclosures about fair value measurements. Broadly, SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 applies prospectively to fair value measurements performed after the required effective dates as follows: on April 1, 2008, the standard applied to the measurements of fair values of financial instruments and recurring fair value measurements of financial assets and liabilities; on April 1, 2009, the standard will apply to non-recurring measurements of non-financial assets and liabilities such as our measurement of potential impairments of goodwill, other intangibles and other long-lived assets. On April 1, 2008, the Company adopted the applicable provisions of SFAS 157 the adoption of which did not have a material impact on the consolidated financial statements. The Company expects that the adoption of the remaining provisions on April 1, 2009 will not have a material impact on the consolidated financial statements.

On April 1, 2008, the Company also adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides an option, on an instrument-by-instrument basis, for certain financial instruments and other items that are not otherwise measured at fair value, to be reported at fair value with changes in fair value reported in earnings. After the initial adoption, the election is generally made at the acquisition of the instrument and it may not be revoked. The adoption of this standard did not have a material impact on the consolidated financial statements.

Business Combinations

In December 2007, the FASB issued Statement No. 141(R), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) revises SFAS 141 and establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) applies prospectively and is effective for business combinations on or after April 1, 2009. Early adoption is prohibited.

Management's Discussion and Analysis (Continued)

New Accounting Pronouncements (continued)

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interest in Consolidated Financial Statements – an amendment of ARB No.51" ("SFAS 160"). This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective beginning April 1, 2009. Early adoption is prohibited. The Company has not yet determined the impact of adopting SFAS 160 on its consolidated financial statements.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities". This Statement changes the disclosure requirements for derivative instruments and hedging activities and requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company will adopt this pronouncement effective for its March 31, 2009 financial statements and include the expanded required disclosures therein.

Condensed Consolidated Statements of Earnings
(Unaudited)

(expressed in thousands of U.S. Dollars)	Three Months Ended June 30,	
	2008 $	2007 $
Sales	1,427,034	1,279,317
Excise taxes	249,268	230,373
	1,177,766	1,048,944
Cost of sales	398,201	346,092
Gross profit	779,565	702,852
Selling, general and administrative expenses	499,788	439,060
Earnings from operations	279,777	263,792
Other expenses (income)		
Interest expense	34,252	37,805
Miscellaneous expense - net	14,507	7,045
	48,759	44,850
Earnings before income taxes	231,018	218,942
Provision for income taxes	22,972	21,244
Net income	208,046	197,698

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Balance Sheets
(Unaudited)

(expressed in thousands of U.S. Dollars, except share and per share amounts)	June 30, 2008 $	March 31, 2008 $
Assets		
Current Assets		
Cash and equivalents	38,828	25,830
Accounts receivable, less allowance for doubtful accounts of $30,802 and $29,688, respectively	1,038,832	951,658
Inventories	1,070,965	1,015,786
Other current assets	195,692	201,533
	2,344,317	2,194,807
Long-Term Investments, Advances and Other Assets	289,928	273,422
Property, Plant and Equipment, Net	631,418	622,368
Intangible Assets	5,683,072	5,686,855
	8,948,735	8,777,452
Liabilities		
Current Liabilities		
Short-term borrowings	456,741	412,955
Accounts payable	294,723	304,659
Accrued liabilities	656,381	727,147
Taxes payable	179,474	162,069
Dividends payable	264,450	-
Current portion of long-term debt	302,514	331,730
Series 3 Preferred shares	187,490	187,875
	2,341,773	2,126,435
Long-Term Debt	2,043,853	1,961,102
Other Liabilities	564,118	559,251
	4,949,744	4,646,788
BMRH Founders' Common Shares	92,467	92,467
Shareholders' Equity		
Common Shares, $1.40 par value; 24,000,000 shares authorized, 23,506,653 issued and outstanding	32,909	32,909
Share Premium	957,267	957,267
Retained Earnings	3,052,920	3,200,826
Accumulated Other Comprehensive Loss	(136,572)	(152,805)
	3,906,524	4,038,197
	8,948,735	8,777,452

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Shareholders' Equity (Unaudited)

(expressed in thousands of U.S. Dollars)	Common Shares $	Share Premium $	Retained Earnings $	Accumulated Other Comprehensive Loss $	Total Shareholders' Equity $
Balance at March 31, 2008	**32,909**	**957,267**	**3,200,826**	**(152,805)**	**4,038,197**
Comprehensive income:					
Net income	-	-	208,046	-	208,046
Foreign currency translation adjustments	-	-	-	6,306	6,306
Deferred retirement benefit costs, net of tax of $416	-	-	-	1,409	1,409
Net change in gain on derivative instruments	-	-	-	9,373	9,373
Other	-	-	-	(855)	(855)
Total comprehensive income					224,279
Adjustment to apply SFAS No. 158, net of tax of $1,190 (Note 6)	-	-	(3,352)	-	(3,352)
Dividends declared	-	-	(352,600)	-	(352,600)
Balance at June 30, 2008	**32,909**	**957,267**	**3,052,920**	**(136,572)**	**3,906,524**

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows
(Unaudited)

(expressed in thousands of U.S. Dollars)	Three Months Ended June 30,	
	2008 $	2007 $
Cash flows from operating activities		
Cash provided from operations (Note 3)	81,172	25,348
Cash flows used in investing activities		
Acquisition of GREY GOOSE brand	(48,174)	(35,962)
Proceeds from sales of brands and investments	-	1,300
Purchase of property, plant and equipment	(23,836)	(15,724)
Proceeds on disposition of property, plant and equipment	842	4,000
Change in long-term investments, advances and other assets	(6,926)	(11,276)
Cash used in investing activities	(78,094)	(57,662)
Cash flows provided by financing activities		
Dividends paid	(88,150)	(78,982)
Short-term debt:		
Borrowings	106,297	77,294
Repayments	(62,517)	(78,602)
Long-term debt:		
Borrowings	154,451	224,987
Repayments	(100,166)	(84,067)
Cash provided by financing activities	9,915	60,630
Change in cash and equivalents	12,993	28,316
Change in cash and equivalents due to unrealized foreign exchange	5	(223)
Cash and equivalents – Beginning of period	25,830	17,430
Cash and equivalents – End of period	38,828	45,523

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to Condensed Consolidated Financial Statements

1. Basis of Preparation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information, are presented in United States dollars and include all adjustments necessary for the fair presentation of such financial statements. United States generally accepted accounting principles are acceptable for the Company under Bermuda law. Due to the seasonal nature of the Company's operations, the results of operations for the three months ended June 30, 2008 are not necessarily indicative of the results of operations expected for the year ending March 31, 2009. The March 31, 2008 condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. These unaudited interim condensed consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2008 Annual Report.

2. New Accounting Pronouncements

Fair Value Measurements and Fair Value Option for Financial Assets and Financial Liabilities

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a formal framework for measuring fair value and expands disclosures about fair value measurements. Broadly, SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 applies prospectively to fair value measurements performed after the required effective dates as follows: on April 1, 2008, the standard applied to the measurements of fair values of financial instruments and recurring fair value measurements of financial assets and liabilities; on April 1, 2009, the standard will apply to non-recurring measurements of non-financial assets and liabilities such as our measurement of potential impairments of goodwill, other intangibles and other long-lived assets. On April 1, 2008, the Company adopted the applicable provisions of SFAS 157 the adoption of which did not have a material impact on the consolidated financial statements. The Company expects that the adoption of the remaining provisions on April 1, 2009 will not have a material impact on the consolidated financial statements.

On April 1, 2008, the Company also adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides an option, on an instrument-by-instrument basis, for certain financial instruments and other items that are not otherwise measured at fair value, to be reported at fair value with changes in fair value reported in earnings. After the initial adoption, the election is generally made at the acquisition of the instrument and it may not be revoked. The adoption of this standard did not have a material impact on the consolidated financial statements.

Business Combinations

In December 2007, the FASB issued Statement No. 141(R), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) revises SFAS 141 and establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) applies prospectively and is effective for business combinations on or after April 1, 2009. Early adoption is prohibited.

Notes to Condensed Consolidated Financial Statements (Continued)

2. *New Accounting Pronouncements (continued)*

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interest in Consolidated Financial Statements – an amendment of ARB No.51" ("SFAS 160"). This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective beginning April 1, 2009. Early adoption is prohibited. The Company has not yet determined the impact of adopting SFAS 160 on its consolidated financial statements.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities". This Statement changes the disclosure requirements for derivative instruments and hedging activities and requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company will adopt this pronouncement effective for its March 31, 2009 financial statements and include the expanded required disclosures therein.

3. *Statement of Cash Flows*

Cash provided from operations is comprised as follows *(expressed in thousands of U.S. Dollars)*	Three Months Ended June 30, 2008 $	Three Months Ended June 30, 2007 $
Net income	208,046	197,698
Items not affecting cash:		
Deferred income taxes	(3,057)	485
Equity earnings, net of dividends	1,745	843
(Gain)/Loss on sale of brand and related assets	332	(1,129)
(Gain)/Loss on sale of assets	(495)	(2,568)
Depreciation and amortization	17,731	18,703
Incentive compensation plans expense	2,699	2,152
Net change in other items related to operations:		
Accounts receivable	(84,457)	(83,417)
Inventories	(51,214)	(56,413)
Accounts payable	(9,877)	(20,265)
Accrued liabilities	(27,603)	21,935
Taxes payable	15,965	(889)
Pension liabilities	6,781	6,063
Other current assets	6,728	(39,162)
Other liabilities	(2,238)	(18,858)
Proceeds from issuance of Long-Term Incentive Plan shares	86	170
Cash provided from operations	81,172	25,348

Notes to Condensed Consolidated Financial Statements (Continued)

4. *Inventories*

Inventories comprise:

(expressed in thousands of U.S. Dollars)	June 30, 2008 $	March 31, 2008 $
Raw materials and supplies	112,944	109,314
Work-in-progress	90,505	90,905
Aging product	515,679	482,013
Finished goods	351,837	333,554
	1,070,965	1,015,786

5. *Accumulated Other Comprehensive Loss*

Accumulated other comprehensive loss is comprised of the following:

(expressed in thousands of U.S. Dollars)	June 30, 2008 $	March 31, 2008 $
Foreign currency translation	(124,009)	(130,315)
Deferred retirement benefit costs, net of taxes of $10,627 and $11,043, respectively	(32,110)	(33,519)
Unrealized gain on cash flow hedges	19,950	10,577
Other	(403)	452
Accumulated Other Comprehensive Loss	(136,572)	(152,805)

6. *Employee Benefit Plans*

Effective April 1, 2008, the Company adopted the measurement date requirement of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 had two separate requirements with separate effective dates. The first reporting and footnote disclosure requirements were adopted by the Company as of March 31, 2007. The second requirement obligates employers to measure the funded status of a plan as of the date of its year-end statement of financial position and is effective for fiscal years ending after December 15, 2008.

The adoption of the measurement date requirement resulted in a net pension expense of $3.4 million (net of tax of $1.2 million) reported in retained earnings, a net increase in pension liability of $3.8 million included in other liabilities, and a net decrease in deferred retirement benefit costs of $0.6 million (net of tax of $0.2 million) included in accumulated other comprehensive loss in the accompanying consolidated balance sheets.

Notes to Condensed Consolidated Financial Statements (Continued)

7. *Contingencies*

Since August 24, 2005, one of the Company's subsidiaries has been in negotiations with the U.S. Environmental Protection Agency ("EPA") regarding alleged violations of the subsidiary's Clean Water Act ("CWA") permit at its production facilities in Puerto Rico. Since January 2007, those discussions have also included the U.S. Department of Justice ("DOJ"). As a result of those negotiations, the subsidiary has agreed to enter into a Consent Decree with the United States in which the subsidiary agrees to pay a civil penalty of $550,000, donate a parcel of land that the EPA has determined to have a fair market value of approximately $1 million to a university as a supplemental environmental project ("SEP"), and implement specified injunctive relief. The decree also provides for an interim discharge limit for one parameter for approximately two years (through June 30, 2010). The subsidiary anticipates that in the very near future DOJ will file the Consent Decree in court and will provide for a 30-day public notice and comment period on the Consent Decree.

In addition, on May 20, 2008, the EPA issued the subsidiary a new CWA discharge permit, effective July 1, 2008, that includes discharge limits and special conditions, some of which are more stringent and some less stringent than the prior permit. On June 19, 2008, the subsidiary filed a protective appeal with the EPA in order to defer the effectiveness of one bacteria parameter until the interim limit in the Consent Decree becomes effective. On that same date, the EPA issued an Administrative Order that granted the subsidiary an interim limit for that bacterial parameter through August 31, 2008.

The Company will be working to meet all its obligations under the Consent Decree and the permit. The full costs of compliance with the Consent Decree and the permit have not been precisely quantified. However, the Company believes that the costs of complying with the Consent Decree and the permit will not have a material adverse effect on the Company's results of operations, financial position, or cash flows.

The Company and its subsidiaries are party to various legal claims, actions and complaints. While the Company currently believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to inherent uncertainties. It is not possible to predict with certainty whether or not the Company and its subsidiaries will ultimately be successful in any of these legal matters, or, if not, what the impact may be. Legal costs are expensed as incurred.

Notes to Condensed Consolidated Financial Statements (Continued)

8. Subsequent Events

Redemption of Series 3 Preferred Shares

On July 1, 2008, the Company redeemed the Series 3 Preferred Shares for 119.0 million Euro or $187.5 million. In addition, accrued dividend expense of $13.1 million was also paid to the Series 3 Preferred shareholders. The redemption was financed through available borrowings under the Company's existing credit facilities.

Share Buy-Back Offer

In July 2008, the Company announced an offer to purchase up to 404,255 of its common shares and Bacardi Corporation Series A preferred shares (which are convertible on a one-for-one basis into common shares of the Company) from shareholders of record as of July 15, 2008 at a price per share of $470. The offer expires on August 22, 2008. If all 404,255 shares are purchased, the aggregate purchase price will be approximately $190 million. If more than 404,255 shares are tendered, the Company will purchase, on a priority basis, shares of holders of 2,000 or fewer common shares of the Company who are tendering all such shares and shares of holders of Bacardi Corporation Series A preferred shares who are tendering all such shares. All other shareholders would be pro-rated, reducing the amounts purchased from all remaining shareholders by the same percentage. The Company has the right to increase the size of the offer by up to 2% of the shares tendered for without extending the duration of the offer.

The Company's Board of Directors approved the terms of the offer, including the offer price, after considering an independent valuation opinion. However, the Board's approval of the offer does not represent a determination by the Board or the Company that shareholders should sell their shares at that price, and the price is not intended to represent the best price for the shares under all circumstances.

Common shares of the Company purchased pursuant to the offer will be cancelled upon purchase and will not be entitled to future dividends. The Company will pay a regular dividend of $3.75 per share to all holders of record as of July 15, 2008 on August 15, 2008, regardless of their decision to tender their shares. The purchase of shares will entitle the remaining shares to an increase in future per share dividends, the size of which will depend upon the number of shares cancelled.

Stock Purchase

On July 28, 2008, the Company entered into a stock purchase agreement with Caribbean Distillers Corporation, Limited ("CDC"), the parent company of The Patron Spirits Company and the ultra-premium Patron tequila brand, to acquire a significant minority interest in CDC. The closing of the transaction, which is subject to certain court approvals and other matters, is expected to occur by September 2008.

BACARDI LIMITED

Corporate Information

Directors

Facundo L. Bacardi
Adolfo L. Danguillecourt
Barry E. Kabalkin
Victor R. Arellano Jr.
Jaime Bergel
Francisco Carrera-Justiz
Toten Comas Bacardi
Robert J. Corti
Paul M. de Hechavarria
Ignacio de la Rocha
Andreas Gembler
Melanie Liddle Healey
Roman Martinez
Jay H. McDowell
Guy Peyrelongue
Philip Shearer

Officers

Facundo L. Bacardi	Chairman
Adolfo L. Danguillecourt	Deputy Chairman
Barry E. Kabalkin	Deputy Chairman
Andreas Gembler	President and Chief Executive Officer
Ralph Morera	Executive Vice President & Chief Financial Officer
Eduardo B. Sanchez	Senior Vice President & General Counsel
Timothy C. Sullivan	Senior Vice President – Human Resources
Atul Vora	Vice President – Business Development
Gaston Tano	Controller
Michael Maguire	Assistant Vice President
Michael Brennan	Treasurer
D. Douglas Mello	Company Secretary
Gail A. Butterworth	Assistant Secretary and Director of Shareholder Relations
Katherine Williams	Assistant Secretary – Subsidiary Relations

Other Global Executives

Stella David	Global Chief Marketing Officer
Jeri Dunn	Global Chief Information Officer
Harold Dyrvik	Regional President Asia Pacific Region
John Esposito	Regional President North America
Jon Grey	Chief of Global Operations
Robbie Jamieson	Regional President Latin America
Patrick Sauvageot	Regional President Europe, Middle East & Africa Region

Shareholder information:
Gail A. Butterworth: gbutterworth@bacardi.com
Telephone: 441-298-1027

BACARDI rum
CASTILLO rum

GREY GOOSE vodka
ERISTOFF vodka
NATASHA vodka
RUSSIAN PRINCE vodka
42 BELOW vodka

DEWAR'S Scotch whisky
WILLIAM LAWSON'S Scotch whisky
ABERFELDY Scotch whisky

BOMBAY gin
BOMBAY SAPPHIRE gin
BOSFORD gin

CAZADORES tequila
CORZO tequila
CUATRO VIENTOS tequila
CAMINO REAL tequila

MARTINI vermouth
NOILLY PRAT vermouth

MARTINI Asti
MARTINI Prosecco

OTARD cognac
GASTON DE LA GRANGE cognac
VIEJO VERGEL brandy

BÉNÉDICTINE liqueur
B&B liqueur
GET 27/31 liqueur
CHINA MARTINI liqueur
NASSAU ROYALE liqueur

BACARDI.

GREY GOOSE
World's Best Tasting Vodka

Dewar's.

BOMBAY SAPPHIRE.

ERISTOFF

CAZADORES®

MARTINI®

BACARDI LIMITED

P.O. BOX HM 720, Hamilton, HM CX, Bermuda.
Telephone: 441-295-4345 Fax: 441-292-0562

END